Mail Stop 3561

October 4, 2005

Glen Landry, President
Elite Cosmetics, Inc.
107 St. Patrick`s Street
Donaldsonville, LA  70346


     RE:  Elite Cosmetics, Inc. ("the company")
             Amendment No. 1 to Registration Statement on
             Form SB-2
             Filed August 31, 2005
             File No.  333-126667


Dear Mr. Landry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 2

1. Please add a risk factor addressing the substantial debt owed to your control person.


Glen Landry
      Elite Cosmetics, Inc.
      October 4, 2005
      Page 2.

2. As you have not proven the effectiveness of your products in formal testing, it would appear appropriate to add a risk factor addressing the risk that purchasers of your products may not find your products effective.


Directors, Executive Officers..., page 9

3. Please confirm that Mr. Neussler is the company`s only promoter.

Description of Business, page 11

4. We note the statements "[O]ur business plan focuses on providing lower cost alternatives for cosmetics purchasers..." and "[W]e have designed and will offer products that provide benefits similar to those currently on the market at a reduced price." Please expand to fully explain how the company will accomplish these goals given the fact that presently, management has no experience in this business, has no revenue, and limited financial resources, and will not apparently be able to buy in quantities sufficient enough to warrant discounts in buying its components with which it will make its products.

5. Further, please fully explain how the company will successfully compete with established cosmetics companies with familiar brand names.

6. We reiterate our previous comment #22. We note the company " anticipates strong profit margins". Explain why your manufacturing costs are "low".

7. We note the sentence, "[w]e learned how to make the products by researching various cosmetics books . . . ."  Please explain how
these sources contributed to your product development.   Please
explain whether your products have any unique ingredients or technology that would distinguish them in the marketplace. If not, please disclose. If appropriate, please add a risk factor on this point.




Glen Landry
Elite Cosmetics, Inc.
October 4, 2005
Page 3.

Government Regulation, page 12

8. Please expand the initial paragraph to disclose more specifically the regulatory action the company could be subjected to for violations of the FDCA and FPLA laws.

Marketing Distribution, page 12

9. Provide more specific details about the beta web site and the company`s intentions to get it listed on major search engines "so we can begin building a larger market for our cosmetics."

10. Discuss in more detail and provide the intended time frame for the company`s plans to sell through other mediums such as over the counter cosmetic vendors.

Employees, page 13

11. Indicate at what level of profitability does the company plan on paying Dawn Landry for her services to the company. Will she be compensated for past time and services, in the future? If the company has no set plans at this time, please disclose.

12. Please explain the statement that Ms. Landry "informally studied cosmetology on an individual basis."

Plan of Operations, page 14


13. We note the statement that "[W]e will need a minimum of
$100,000
to maintain our operations and a minimum of $200,000 to execute our business plan over the next twelve months." Please revise to clarify, if true, that you need an additional amount of $200,000 to execute your business plan.



Glen Landry
   Elite Cosmetics, Inc.
   October 4, 2005
   Page 4.

14. As previously requested in the staff`s comment #31, please disclose that the company "will need a minimum of $100,000 to commence our planned operations over the next twelve months..." as noted in risk factor #4. Please
15. disclose. Also, please reconcile with the disclosure in this section that a minimum of $100,000 is necessary to maintain your operations.

16. Please identify and quantify the anticipated principal uses of funding over the next 12 months. Where those uses may vary depending upon the level of available funding, please explain.

17. Please expand the discussion to disclose the maximum amount of funds Mr. Landry is willing and able to provide to the company. Disclose the arrangements or understandings under which the funds are provided and will be paid back to Mr. Landry. Is this a formal loan arrangement? If so, the executed agreement should be filed as an exhibit to the registration statement as required by Item 601(b) of
Regulation S-B.

18. The amount loaned to Elite Cosmetics through June 2005 does not agree with disclosure in your Form 10-QSB for the quarter ended
July
31, 2005.  Please revise as appropriate.

Description of Property, page 15

19. Please add your supplemental response #36 with respect to the local zoning regulations.
20. As previously requested in our comment #37, please describe the nature of the space and explain how the space is used to manufacture, store, pack, and ship out your products. For example, please describe the nature and extent of any equipment and the arrangements under which the company uses the equipment.

Executive Compensation

21. As requested in our comment #41, please disclose that Mr.
Landry
will set his own salary. We note your supplemental response in this regard.

Glen Landry
Elite Cosmetics, Inc.
October 4, 2005
Page 5.

Part II.

Item 26.  Recent sales...

22. Please revise this item to address the financial sophistication or accredited investor status of the purchasers in the Rule 506 offering.

General

23. Please insure that the disclosure is updated to the most recent date practicable.

Reports on Form 10-QSB

24. Both of your reports to date reflect that you intend to develop and produce a cream that "will dramatically reduce the signs of aging." You have revised similar disclosure in your Form SB-2. Please amend these reports as appropriate.
25. Please amend these reports to include the plan of operations required by Item 303(a) of Regulation S-B. Also, please revise your most recent quarterly report to discuss the shareholder loan.

Closing Comments
26. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      the action of the Commission or the staff, acting pursuant to
delegated authority,         in declaring the filing effective,
does
not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

Glen Landry
Elite Cosmetics, Inc.
October 4, 2005
Page 6.


      and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 Please contact Blaise Rhodes at (202) 551- 3774 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director


Cc:  Gregg Jaclin, Esq.
        Via Fax (732) 577-1188